UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
iatrixAir, inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 12, 2020

Physical address of issuer
31799 Country View Road, Temecula, CA 92591

Website of issuer
www.iatrixair.com

Current number of employees
0

Filer EDGAR CIK

0001926464

Filer EDGAR CCC
7qzk#rtf

Filer EDGAR Password
jtezko2uiuo#

Filer EDGAR PMAC
5Qijrdd

Submission Contact Person Information

Name
Joseph Marc McConnaughey

Phone Number
(909) 631-9598

Email Address
mcconnaugheym@outlook.com

Notification Email Address
mcconnaugheym@outlook.com

Signatories

Name
Joseph McConnaughey

Signature

Title
Joseph McConnaughey

Email
mcconnaugheym@outlook.com

Date
October 1, 2025